Filed pursuant to rule 424(b)(5)
Registration No. 333-118106
Prospectus Supplement
(To Prospectus Dated November 9, 2004)
5,976,251 Shares
Pride International, Inc.
Common Stock

We are issuing the 5,976,251 shares of our common stock to be sold in the offering. We have entered into an agreement with three investment funds, First Reserve Fund VII, Limited Partnership, First Reserve Fund VIII, L.P. and First Reserve Fund IX, L.P., to purchase from the funds a total of 5,976,251 shares of our common stock at a price per share equal to the proceeds per share that we receive from this offering.
Our common stock is listed on the New York Stock Exchange under the symbol “PDE.” The last reported sales price of our common stock on May 18, 2005 was $21.03 per share.
Investing in our common stock involves risks. See “Risk Factors” beginning on page S-1 of this prospectus supplement.

	Per Share	Total

Public offering price	$20.73	$123,887,683
Underwriting discounts and commissions	$ 0.05	$ 298,812
Proceeds to us (before expenses)	$20.68	$123,588,871
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
Lehman Brothers expects to deliver the shares on or about May 24, 2005.

Lehman Brothers
May 18, 2005

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.
      This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of shares of our common stock and includes information about us. The second part is the accompanying prospectus, which provides more general information. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement contains information about the shares of our common stock offered in this offering and may add, update or change information in the accompanying prospectus. You should read this prospectus supplement along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information,” carefully before you invest.

PRIDE INTERNATIONAL, INC.
      Pride is a leading international provider of contract drilling and related services, operating both offshore and on land. As of April 28, 2005, we operated a global fleet of 289 rigs, including two ultra-deepwater drillships, 12 semisubmersible rigs, 29 jackup rigs, 19 tender-assisted, barge and platform rigs and 227 land-based drilling and workover rigs. Our operations are conducted in many of the most active oil and gas basins of the world, including South America, the Gulf of Mexico, the Mediterranean, West Africa, the Middle East, Asia Pacific, Russia and Kazakhstan. The significant diversity of our rig fleet and areas of operation enables us to provide a broad range of services and to take advantage of market upturns while reducing our exposure to sharp downturns in any particular market sector or geographic region.
RISK FACTORS
      We urge you to carefully consider the risks described below as well as the other information we have provided in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, before reaching a decision regarding an investment in our common stock.
A material or extended decline in expenditures by oil and gas companies due to a decline or volatility in oil and gas prices, a decrease in demand for oil and gas or other factors may reduce demand for our services and substantially reduce our profitability or result in our incurring losses.
      The profitability of our operations depends upon conditions in the oil and gas industry and, specifically, the level of exploration and production expenditures of oil and gas company customers. The oil and gas industry is cyclical. The demand for contract drilling and related services is directly influenced by many factors beyond our control, including:

•	oil and gas prices and expectations about future prices;

•	the demand for oil and gas;

•	the cost of producing and delivering oil and gas;

•	advances in exploration, development and production technology;

•	government regulations;

•	local and international political and economic conditions;

•	the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices;

•	the level of production by non-OPEC countries; and

•	the policies of various governments regarding exploration and development of their oil and gas reserves.
      Depending on the market prices of oil and gas, companies exploring for oil and gas may cancel or curtail their drilling programs, thereby reducing demand for drilling services. Such a reduction in demand may erode daily rates and utilization of our rigs. Any significant decrease in daily rates or utilization of our rigs, particularly our high-specification drillships, semisubmersible rigs or jackup rigs, could materially reduce our revenues and profitability.
An oversupply of comparable rigs in the geographic markets in which we compete could depress the utilization rates and dayrates for our rigs and materially reduce our revenues and profitability.
      Utilization rates, which are the number of days a rig actually works divided by the number of days the rig is available for work, and dayrates, which are the contract prices customers pay for rigs per day, are also affected by the total supply of comparable rigs available for service in the geographic markets in which we compete. Improvements in demand in a geographic market may cause our competitors to respond by moving competing rigs into the market, thus intensifying price competition. Significant new rig construction could also intensify price competition. Currently, orders for the construction of approximately 30 jackup rigs have been announced with delivery dates ranging from 2005 to 2009. In the past, there have been prolonged periods of rig oversupply with correspondingly depressed utilization rates and dayrates largely due to earlier, speculative construction of new rigs. Improvements in dayrates and expectations of longer-term, sustained improvements in utilization rates and dayrates for offshore drilling rigs may lead to construction of new rigs. These increases in the supply of rigs could depress the utilization rates and dayrates for our rigs and materially reduce our revenues and profitability.
Warranty claims asserted against us in the future could materially affect our business.
      We have completed four deepwater platform rig construction projects under lump sum contracts with our customers. We recorded loss provisions totaling $98.4 million during 2003, and additional loss provisions totaling $27.3 million during 2004, as a result of cost overruns on these projects. In connection with the projects, we have provided our customers with a limited one-year warranty against manufacturing defects on the rigs and have included in the construction losses a provision for warranty claims. However, our actual level of warranty claims could be greater than the level of warranty claims we estimated at the time of the provision, which would result in further losses on the projects.
If we are unable to obtain new or favorable contracts for rigs whose contracts are expiring, our revenues and profitability could be materially reduced.
      We have a number of contracts that will expire in 2005. Our ability to renew these contracts or obtain new contracts and the terms of any such contracts will depend on market conditions. We may be unable to renew our expiring contracts or obtain new contracts for the rigs, and the dayrates under any new contracts may be substantially below the existing dayrates, which could materially reduce our revenues and profitability.
If we are unable to complete contracts for the Pride Portland and the Pride Rio de Janeiro, the joint venture company owning the rigs may not be able to cover its debt service requirements, which could necessitate the joint venture partners, including us, to make additional cash advances to the joint venture. If the partners failed to do so, MARAD could draw down our letter of credit, exercise remedies under our return guarantee to MARAD and foreclose and take possession of the rigs.
      We own a 30.0% equity interest in a joint venture company that owns two dynamically-positioned, deepwater semisubmersible drilling rigs, the Pride Portland and the Pride Rio de Janeiro. The joint venture company financed the cost of construction of these rigs through equity contributions and fixed rate notes, with repayment of the notes guaranteed by the United States Maritime Administration (“MARAD”). We have provided a $25.0 million letter of credit and various guarantees to MARAD in connection with the financing.
      We have entered into memoranda of agreement for five-year contracts for each of the Pride Rio de Janeiro and the Pride Portland to operate in Brazil, and we are working with the customer to complete the final terms and conditions of the contracts. We also are currently negotiating with our joint venture partner regarding management agreements for the rigs to service the drilling contracts. We expect that, under the management agreements with the joint venture company, substantially all of the cash flows from the operations of the Pride Rio de Janeiro and the Pride Portland will be paid to the joint venture in the form of lease payments. In addition, the agreements are expected to require the joint venture to provide us with working capital necessary to operate the rigs, to fund capital improvements to the rigs and to fund any cash deficits incurred. We can give no assurance that we will execute the management agreements with the joint venture company or that any such agreements will be on favorable terms. If we failed to complete the management agreements or were otherwise unable to deliver the rigs, we may be in default under the memoranda of agreement, and the customer may be able to cancel the drilling contracts and could seek other remedies against us under Brazilian law.

      If the drilling contracts for the rigs are not completed or are cancelled, the rigs will be stacked at a cost of approximately $1 million per month per rig. Principal and interest payments totaling approximately $45.1 million are due in 2005, of which our 30.0% share would be $13.5 million. In the event that the joint venture company does not generate sufficient funds from operations to finance its costs and its debt service obligations, the joint venture partners would, if they choose to maintain the joint venture, need to advance funds to the joint venture company since the joint venture company would have no alternative source of funds to allow it to make such payments. If the joint venture company failed to cover its debt service requirements, a default would occur under the fixed rate notes guaranteed by MARAD. MARAD would then be entitled to draw down the entire amount of the letter of credit, exercise remedies under our return guarantee to MARAD, foreclose on the mortgages related to the Pride Portland and the Pride Rio de Janeiro and take possession of the two rigs.
Worldwide political and economic developments may hurt our operations materially.
      In 2004 we derived approximately 92.0% of our revenues from countries outside the United States. Our operations in these areas are subject to the following risks, among others:

•	foreign currency fluctuations and devaluation;

•	new economic and tax policies;

•	restrictions on currency repatriation;

•	political instability, war and civil disturbances;

•	uncertainty or instability resulting from armed hostilities or other crises in the Middle East or other geographic areas in which we operate; and

•	acts of terrorism.
      Continued hostilities in the Middle East and the occurrence or threat of future terrorist attacks against the United States or other developed countries could cause a downturn in the economies of the United States and those other countries. A lower level of economic activity could result in a decline in energy consumption, which could cause our revenues and margins to decline and limit our future growth prospects. More specifically, these risks could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for our drilling services. In addition, these risks could increase instability in the financial and insurance markets and make it more difficult for us to access capital and to obtain insurance coverages that we consider adequate or are otherwise required by our contracts.
      We attempt to limit the risks of currency fluctuation and restrictions on currency repatriation where possible by obtaining contracts providing for payment in U.S. dollars or freely convertible foreign currency. To the extent possible, we seek to limit our exposure to local currencies by matching the acceptance of local currencies to our expense requirements in those currencies. Although we have done this in the past, we may not be able to take these actions in the future, thereby exposing us to foreign currency fluctuations that could cause our results of operations, financial condition and cash flows to deteriorate materially.
      During 2004, approximately 29.2% of our consolidated revenues were derived from our operations in Argentina and Venezuela. Over the past three years, these two countries experienced political and economic instability that resulted in significant changes in their general economic policies and regulations.
      During 2002, the Argentine peso declined in value against the U.S. dollar following the Argentine government’s decisions to abandon the country’s fixed dollar-to-peso exchange rate, requiring private sector, dollar-denominated loans and contracts to be paid in pesos and placing restrictions on the convertibility of the Argentine peso. The devaluation, coupled with the government’s mandated conversion of all dollar-based contracts to pesos, severely pressured our margins. During 2002, we engaged in discussion with all of our Argentine customers regarding the recovery of losses sustained from the devaluation of accounts receivable and the basis on which new business would be contracted. We have restructured most of our contracts on a basis that we believe limits our exposure to further devaluations. However, further devaluations may cause our results to suffer materially.
      Since 2002, Venezuela has experienced political, economic and social instability, including prolonged labor strikes, demonstrations and an attempt to overthrow the government. Much of the instability negatively impacted PDVSA, which is our principal customer in Venezuela, and led to the dismissal of more than 18,000 employees by the government. PDVSA has been reorganized a number of times, most recently in January 2005, and has been increasingly integrated within the Venezuelan government structure. In February 2004 and March 2005, Venezuela devalued its currency, the Bolivar, relative to the U.S. dollar by 20.0% and 12.0%, respectively. The current instability in Venezuela could lead to further civil unrest and work stoppages and may have an adverse effect on our business in that country.
      From time to time, certain of our foreign subsidiaries operate in countries subject to sanctions and embargoes imposed by the U.S. government and the United Nations and countries identified by the U.S. government as state sponsors of terrorism, such as Iran and Libya. From April 2002 through February 2005, one of those subsidiaries operated a jackup rig, the Pride Ohio, in Iranian waters. The subsidiary sold the rig and novated the related drilling contract to a third party in February 2005 and is providing transitional services, including crews, to the purchaser until June 2005. In addition, one of our foreign subsidiaries has operated a semisubmersible rig, the Pride North Sea, offshore Libya since January 2003, and in January 2005, we commenced a contract for the semisubmersible rig Pride Venezuela offshore Libya. Iran continues to be subject to sanctions and embargoes imposed by the U.S. government and identified by the U.S. government as a state sponsor of terrorism. Libya currently is not subject to economic sanctions imposed by the U.S. government, but continues to be identified as a state sponsor of terrorism. In May 2004, we received a request for information from the U.S. Department of Treasury’s Office of Foreign Assets Control regarding our involvement in the business activities of certain of our foreign subsidiaries in Libya and Iran, and we provided information pursuant to that request in July 2004.
      Although the sanctions and embargoes identified above do not prohibit our foreign subsidiaries from completing existing contracts or from entering into new contracts to provide drilling services in such embargoed countries, they do prohibit us and our domestic subsidiaries, as well as employees of our foreign subsidiaries who are U.S. citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. These constraints on our ability to have U.S. persons, including our senior management, provide managerial oversight and supervision may negatively affect the financial or operating performance of such business activities.
      Our international operations are also subject to other risks, including foreign monetary and tax policies, expropriation, nationalization and nullification or modification of contracts. Additionally, our ability to compete in international contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, our foreign subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to us.
      For further information about our international operations, including our results of operations by geographic area, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Environment and Outlook” included in our periodic reports filed with the SEC and to note 15 of our notes to consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2004.
Our customers may seek to cancel or renegotiate some of our drilling contracts during periods of depressed market conditions or if we experience operational difficulties.
      Substantially all our contracts with major customers are dayrate contracts, where we charge a fixed charge per day regardless of the number of days needed to drill the well. During depressed market conditions, a customer may no longer need a rig that is currently under contract or may be able to obtain a comparable rig at a lower daily rate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. In addition, our customers may have the right to terminate existing contracts if we experience operational problems. The likelihood that a customer may seek to terminate a contract for operational difficulties is increased during periods of market weakness. The cancellation of a number of our drilling contracts could materially reduce our revenues and profitability.
Our significant debt levels and debt agreement restrictions may limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.
      As of March 31, 2005, after giving effect to the conversion and redemption of our 2 1/2% convertible senior notes due 2007 in April 2005, we had approximately $1.3 billion in long-term debt and lease obligations. The level of our indebtedness will have several important effects on our future operations, including:

•	a significant portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes;

•	covenants contained in our debt arrangements require us to meet certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our business and may limit our ability to dispose of assets, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities; and

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited.
      Our ability to meet our debt service obligations and to reduce our total indebtedness will be dependent upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control.
We are subject to a number of operating hazards, including those specific to marine operations. We may not have insurance to cover all these hazards.
      Our operations are subject to the many hazards customary in the oilfield services industry. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on site or during mobilization, such as capsizing, sinking and damage from severe weather conditions. We customarily provide contract indemnity to our customers for:

•	claims that could be asserted by us relating to damage to or loss of our equipment, including rigs;

•	claims that could be asserted by us or our employees relating to personal injury or loss of life; and

•	legal and financial consequences of spills of industrial waste and other liquids, but only to the extent (1) that the waste or other liquids were in our control at the time of the spill, (2) that our level of culpability is greater than mere negligence or (3) of specified monetary limits.
      We maintain insurance for injuries to our employees, damage to or loss of our equipment and other insurance coverage for normal business risks, including general liability insurance. Any insurance protection may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. In addition, some of our primary insurance policies have substantial per occurrence or annual deductibles and/or self-insured aggregate amounts. The occurrence of a significant event against which we are not fully insured, or of a number of lesser events against which we are insured but are subject to substantial deductibles and/or self-insured amounts, could materially increase our costs and impair our profitability and financial condition. Moreover, worldwide terrorist attacks and natural disasters have significantly increased premiums for some types of coverage. We may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable.
We are subject to numerous governmental laws and regulations, including those that may impose significant liability on us for environmental and natural resource damages.
      Many aspects of our operations are subject to U.S. and foreign laws and regulations that may relate directly or indirectly to the contract drilling and well servicing industries, including those requiring us to control the discharge of oil and other contaminants into the environment or otherwise relating to environmental protection. Our operations and activities in the United States are subject to numerous environmental laws and regulations, including the Oil Pollution Act of 1990, the Outer Continental Shelf Lands Act, and the Comprehensive Environmental Response, Compensation and Liability Act. Additionally, other countries where we operate have environmental laws and regulations covering the discharge of oil and other contaminants and protection of the environment in connection with operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and even criminal penalties, the imposition of remedial obligations, and the issuance of injunctions that may limit or prohibit our operations. Laws and regulations protecting the environment have become more stringent in recent years and may in certain circumstances impose strict liability, rendering us liable for environmental and natural resource damages without regard to negligence or fault on our part. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts that were in compliance with all applicable laws at the time the acts were performed. The application of these requirements, the modification of existing laws or regulations or the adoption of new laws or regulations curtailing exploratory or development drilling for oil and gas could materially limit future contract drilling opportunities or materially increase our costs or both.
Many of our contracts with our customers for our offshore rigs are fixed dayrate contracts. Increases in our costs, which are unpredictable and fluctuate based on events outside our control, could adversely impact our profitability on those contracts.
      A number of our contracts with our customers for our offshore rigs are on a fixed dayrate basis. However, many of our costs, such as labor costs, are unpredictable and fluctuate based on events outside our control. The gross margin we realize on these fixed dayrate contracts will often fluctuate based on, among other things, variations in labor and other costs over the term of the contract. A substantial increase in our costs associated with these contracts would adversely impact our profitability.
We may incur substantial costs associated with workforce reductions.
      In many of the countries in which we operate, our workforce has certain compensation and other rights relating to involuntary terminations arising from our various collective bargaining agreements and from statutory requirements of those countries. If we choose to cease operations in one of those countries or if market conditions reduce the demand for our drilling services in such a country, we could incur costs, which may be material, associated with workforce reductions.
Our ownership interest in some of our rigs, including two ultra-deepwater drillships and two high-specification semisubmersible rigs, is through joint ventures, which could limit our control over those assets.
      Our ownership interest in some of our rigs is through joint ventures. Currently, we hold a 51% interest in a joint venture company that owns two ultra-deepwater drillships, the Pride Africa and the Pride Angola. We also hold a 30% interest in a joint venture company that owns two high-specification semisubmersible rigs, the Pride Portland and the Pride Rio de Janeiro. We do not have sole control of the major decisions of either joint venture, such as those relating to drilling contracts for the rigs, debt obligations, capital expenditures and calling for capital contributions, and our joint venture partners may be able to take action without our approval. In addition, the rights of our joint venture partners may inhibit our ability to sell our interest in the joint ventures or in the property owned by the joint ventures. Our ownership interests in joint ventures also may involve risks not otherwise present with respect to assets owned solely by us, including the possibility that our joint venture partners might become bankrupt, fail to make required capital contributions, have different interests or goals from us or take action contrary to our instructions, requests, policies or objectives.
As of December 31, 2004, we had a material weakness in our internal controls, and our internal control over financial reporting was not effective as of that date. That material weakness was not remediated as of March 31, 2005. If we fail to maintain an effective system of internal controls, we may not be able to provide timely and accurate financial statements.
      As more fully described in note 2 of our notes to consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2004, we restated our consolidated financial information for the years from 2000 to 2003 and for the first nine months of 2004 to correct certain errors. In connection with that restatement, our management identified a material weakness in our internal control over financial reporting. We did not maintain effective controls over the communication among operating, functional and accounting departments of financial and other business information that is important to the period-end financial reporting process, including the specifics of non-routine and non-systematic transactions. Contributing factors included the large number of manual processes utilized during the period-end financial reporting process and an insufficient number of accounting and finance personnel to, in a timely manner, (1) implement extensive structural and procedural system and process initiatives during 2004, (2) perform the necessary manual processes and (3) analyze non-routine and non-systematic transactions. As a result, management concluded that, as of December 31, 2004, we did not maintain effective internal control over financial reporting. We had not remediated the material weakness as of March 31, 2005.
      The Public Company Accounting Oversight Board has defined a material weakness as a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected. Accordingly, a material weakness increases the risk that the financial information we report contains material errors.
      We also have identified other control deficiencies in our internal control over financial reporting, and we are implementing new or improved controls to address these matters. The steps we have taken and are taking to address the material weakness and these other control deficiencies may not be effective, however. Any failure to effectively address control deficiencies or implement required new or improved controls, or difficulties encountered in their implementation, could limit our ability to obtain financing, harm our reputation, disrupt our ability to process key components of our result of operations and financial condition timely and accurately and cause us to fail to meet our reporting obligations under SEC rules and our various debt arrangements. Any failure to remediate the material weakness or significant deficiencies identified in our evaluation of our internal controls could preclude our management from determining our internal control over financial reporting is effective or otherwise from issuing in a timely manner its management report in 2006.

USE OF PROCEEDS
      The proceeds to us from this offering will be $123,588,871, before the estimated expenses of the offering. We intend to use the proceeds from our issuance of 5,976,251 shares of our common stock to be sold in this offering to purchase a total of 5,976,251 shares of our common stock from First Reserve Fund VII, Limited Partnership, First Reserve Fund VIII, L.P. and First Reserve Fund IX, L.P., at a price per share equal to the proceeds per share that we receive from this offering. We will generally bear the expenses of the stock repurchase transaction and of this offering.
COMMON STOCK OWNERSHIP OF FIRST RESERVE
      The following table sets forth certain information regarding the beneficial ownership of our common stock by the First Reserve funds. Beneficial ownership is calculated based on 158,065,062 shares of our common stock outstanding as of May 6, 2005.

		Shares Owned		Shares Owned
		Before Repurchase		After Repurchase
	Shares to Be
Name and Address(1)	Repurchased	Number	Percent	Number	Percent

First Reserve Fund VII, Limited Partnership	281,978	281,978	0.2%	—	—
First Reserve Fund VIII, L.P.	3,347,235	3,347,235	2.1	—	—
First Reserve Fund IX, L.P.	2,347,038	2,347,038	1.5	—	—

(1)	The address of each of the funds is One Lafayette Place, Third Floor, Greenwich, Connecticut 06830. First Reserve GP VII, L.P. (“GP VII”) is the general partner of First Reserve Fund VII, Limited Partnership (“Fund VII”). First Reserve GP VIII, L.P. (“GP VIII”) is the general partner of First Reserve Fund VIII, L.P. (“Fund VIII”). First Reserve Corporation, as the general partner of GP VII and GP VIII, may be deemed to share beneficial ownership of all the shares of our common stock owned by Fund VII, Fund VIII, GP VII and GP VIII. First Reserve GP IX, L.P. (“GP IX”) is the general partner of First Reserve Fund IX, L.P. (“Fund IX”). First Reserve GP IX, Inc., as the general partner of GP IX, may be deemed to share beneficial ownership of all the shares of our common stock owned by Fund IX and GP IX. First Reserve Corporation is the investment advisor to Fund IX. The direct and indirect general partners of Fund VII, Fund VIII and Fund IX may be deemed to share beneficial ownership of the shares held by each such fund. Other than First Reserve Corporation in its capacity as the indirect general partner of Fund VII and Fund VIII, each of the funds and their respective direct and indirect general partners disclaim beneficial ownership of the shares held by the other funds.

STOCK PURCHASE AGREEMENT AND RELATED MATTERS
      We have entered into a stock purchase agreement with the First Reserve funds under which we will purchase from the funds, at or promptly following the closing of this offering, an aggregate of 5,976,251 shares of our common stock at a price per share equal to the proceeds per share that we receive from this offering. The stock purchase agreement provides that we generally bear our expenses of the repurchase transaction and of this offering, as well as the reasonable fees and expenses of a single firm of attorneys for the funds, which is generally consistent with the provisions regarding allocation of expenses under the registration rights held by the funds discussed below. Under the stock purchase agreement, we have agreed to indemnify the funds against certain liabilities, including liabilities under the Securities Act of 1933.
      The funds currently have demand and “piggyback” registration rights under a shareholders agreement with us. Under the shareholders agreement, the funds may request that we register any or all of the common stock held by them in a firm commitment underwritten public offering having a good faith estimated public offering price of at least $20 million. We also agreed to register common stock held by the funds when we file a registration statement under the Securities Act with respect to certain offerings of our common stock on our own behalf or on behalf of other stockholders. The registration rights held by the funds under the shareholders agreement are transferable to, among others, financial institutions, insurance companies and brokers. Under the shareholders agreement, we have agreed in general to pay the costs and expenses, including the reasonable fees and expenses of a single firm of attorneys for the funds, in connection with each of these registrations, except underwriting discounts and commissions applicable to the securities sold by the funds and its transferees and certain other expenses. The shareholders agreement contains customary terms and provisions about registration procedures and indemnification for damages arising from registration of our common stock.
      Upon the closing of this offering, the registration rights of the funds will terminate. In addition, the other covenants and agreements of us and the funds contained in the shareholders agreement are no longer operative. In this connection, our board of directors has taken action under our preferred share purchase rights plan described beginning on page 15 of the accompanying prospectus to decrease the applicable percentage of beneficial stock ownership that triggers the plan, as it applies to funds affiliated with First Reserve Corporation and First Reserve GP IX, Inc. and their affiliates, from 19% to 15%, the threshold applicable to other persons and groups.

UNDERWRITING
      Under the terms of an underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K and incorporated by reference in this prospectus supplement and the accompanying prospectus, Lehman Brothers Inc. has agreed to purchase from us, and we have agreed to sell to the underwriter, 5,976,251 shares of our common stock.
      The underwriting agreement provides that the underwriter’s obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us to the underwriter are true and correct;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriter.
Commissions and Expenses
      The underwriter has advised us that the underwriter proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such public offering price less a selling concession not in excess of $0.02 per share. After the initial offering, the underwriter may change the offering price and other selling terms.
      The following table summarizes the underwriting discounts and commissions we will pay to the underwriter. The underwriting fee is the difference between the initial price to the public and the amount the underwriter pays us for the shares.

	Per Share	Total

Paid by us	$0.05	$298,812
      The expenses of the offering that are payable by us are estimated to be approximately $200,000 (exclusive of underwriting discounts and commissions).
Indemnification
      We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make for these liabilities.
Stabilization and Short Positions
      In connection with this offering, the underwriter may engage in stabilizing transactions, covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions.
      These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

      Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter make representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
      A prospectus supplement and the accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriter or by its affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.
      Other than the prospectus supplement and the accompanying prospectus in electronic format, any information on the underwriter’s web site and any information contained in any other web site maintained by the underwriter is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.
Relationships
      The underwriter and certain of its affiliates may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of their business.
Listing
      Our common stock is listed on the New York Stock Exchange under the symbol “PDE.”
LEGAL MATTERS
      The legal validity of the common stock offered under this prospectus supplement will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with the offering will be passed upon for the underwriter by Vinson & Elkins L.L.P., Houston, Texas. Vinson & Elkins L.L.P. represents us, and Baker Botts L.L.P. and Vinson & Elkins L.L.P. represent First Reserve Corporation and its affiliates, from time to time in matters unrelated to the offering.
EXPERTS
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in the accompanying prospectus by reference to the annual report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Pride’s restatement of its 2003 and 2002 consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

RATIO OF EARNINGS TO FIXED CHARGES
      We have presented in the table below our historical consolidated ratio of earnings to fixed charges for the periods shown. As described in notes 2 and 3 to the notes to our consolidated financial statement included in our annual report on Form 10-K for the year ended December 31, 2004, we have restated the information for the years from 2000 to 2003 (i) to correct certain errors related primarily to transactions initially recorded in periods from 1999 to 2002, but affecting periods from 1999 through 2004, and (ii) with respect to our former technical services segment, to reclassify the operations of the segment’s fixed-fee construction line of business as discontinued operations. The information presented below supersedes the information presented under the caption “Ratio of Earnings to Fixed Charges” in the accompanying prospectus.

	Three
	Months
	Ended		Years Ended December 31,
	March 31,
	2005		2004		2003		2002		2001		2000

Ratio of earnings to fixed charges	2.6	x	1.8	x	1.7	x	1.1	x	1.9	x	1.6	x
      We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of income from continuing operations before income taxes and minority interest plus fixed charges less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and that portion of operating lease rental expense we have deemed to represent the interest factor. The restated ratio for the nine months ended September 30, 2004 presented in the accompanying prospectus is 1.6x. Because we have not restated our consolidated financial statements for 1999, you should not rely on the information related to the ratio of earnings to fixed charges presented for that year.

Prospectus
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057
(713) 789-1400
$500,000,000
Debt Securities
Preferred Stock
Common Stock
Warrants

        We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. Our common stock is listed on the New York Stock Exchange under the symbol “PDE.”

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 9, 2004.

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings with a total initial offering price of up to $500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement together with the information contained in the documents we refer to under the heading “Where You Can Find More Information.”
      You should rely only on the information we have provided or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide you with additional or different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the accompanying prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

ABOUT PRIDE INTERNATIONAL, INC.
      We are a leading international provider of contract drilling and related services. We provide contract drilling services to oil and gas exploration and production companies through the use of mobile offshore and land-based drilling rigs in both U.S. offshore and international offshore and land markets. As of September 30, 2004, we operated a global fleet of 328 rigs, including two ultra-deepwater drillships, 10 semisubmersible rigs, 35 jackup rigs, 32 tender-assisted, barge and platform rigs and 249 land-based drilling and workover rigs. We operate in more than 30 countries and marine provinces.
      We are a Delaware corporation with our principal executive offices located at 5847 San Felipe, Suite 3300, Houston, Texas 77057. Our telephone number at such address is (713) 789-1400.
FORWARD-LOOKING INFORMATION
      This prospectus, including the information we incorporate by reference, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this prospectus or the documents we incorporate by reference that address activities, events or developments that we expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These include such matters as:

•	market conditions, expansion and other development trends in the contract drilling industry;

•	our ability to enter into new contracts for our rigs and future utilization rates and contract rates for rigs;

•	future capital expenditures and investments in the construction, acquisition and refurbishment of rigs (including the amount and nature thereof and the timing of completion thereof);

•	estimates of profit or loss and cash flows from performance of lump-sum rig construction contracts;

•	future asset sales;

•	completion and employment of rigs under construction;

•	repayment of debt;

•	utilization of net operating loss carryforwards and future effective income tax rates;

•	business strategies;

•	expansion and growth of operations;

•	future exposure to currency devaluations or exchange rate fluctuations;

•	expected outcomes of legal and administrative proceedings and their expected effects on our financial position, results of operations and cash flows;

•	future operating results and financial condition; and

•	the effectiveness of our disclosure controls and procedures and internal control over financial reporting.
      We have based these statements on our assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. These statements are subject to a number of assumptions, risks and uncertainties, including those described under “Risk Factors” in our most recent annual report on Form 10-K and the following:

•	general economic business conditions;

•	prices of oil and gas and industry expectations about future prices;

•	cost overruns in our lump-sum rig construction and other turnkey contracts;

•	adjustments in estimates affecting our revenue recognition under percentage-of-completion accounting;

•	foreign exchange controls and currency fluctuations;

•	political stability in the countries in which we operate;

•	the business opportunities (or lack thereof) that may be presented to and pursued by us;

•	changes in laws or regulations;

•	the validity of the assumptions used in the design of our disclosure controls and procedures; and

•	our ability to implement in a timely manner internal control procedures necessary to allow our management to report on the effectiveness of our internal control over financial reporting.
      Most of these factors are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in these statements.
USE OF PROCEEDS
      Unless we inform you otherwise in the prospectus supplement, we expect to use the net proceeds from the sale of securities for general corporate purposes. These purposes may include:

•	repayment or refinancing of debt;

•	acquisitions;

•	working capital;

•	capital expenditures; and

•	repurchases and redemptions of securities.
Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.
RATIO OF EARNINGS TO FIXED CHARGES
      We have presented in the table below our historical consolidated ratio of earnings to fixed charges for the periods shown.

	Nine Months
	Ended	Years Ended December 31,
	September 30,
	2004	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges	1.2x	1.0x	1.1x	1.9x	1.7x	—
      We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of earnings before income taxes and minority interest plus fixed charges less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and that portion of operating lease rental expense we have deemed to represent the interest factor. For the year ended December 31, 1999, earnings were inadequate to cover fixed charges by $114.6 million.
      We had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

DESCRIPTION OF DEBT SECURITIES
      The debt securities covered by this prospectus will be our general unsecured obligations. We will issue senior debt securities under an indenture, dated as of July 1, 2004, between us and JPMorgan Chase Bank, as trustee. We refer to this indenture as the senior indenture. We will issue subordinated debt securities under an indenture to be entered into between us and a trustee we will name in the prospectus supplement relating to subordinated debt securities. We refer to this indenture as the subordinated indenture. We refer to the senior indenture and the subordinated indenture collectively as the indentures. The indentures will be substantially identical, except for provisions relating to subordination.
      We have summarized material provisions of the indentures and the debt securities below. This summary is not complete. We have filed the senior indenture and the form of subordinated indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you. Please read “Where You Can Find More Information.”
      In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to “we,” “us,” or “our” refer to Pride International, Inc. only and not to any of its subsidiaries.
General
      Neither indenture limits the amount of debt securities that may be issued under that indenture, and neither limits the amount of other unsecured debt or securities that we may issue. We may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance. Our 7 3/8% Senior Notes due 2014 are outstanding under the senior indenture, and no securities are outstanding under the subordinated indenture.
      The senior debt securities will constitute our senior unsecured indebtedness and will rank equally in right of payment with all of our other unsecured and unsubordinated debt and senior in right of payment to all of our subordinated indebtedness. The senior debt securities will be effectively subordinated to, and thus have a junior position to, our secured indebtedness with respect to the assets securing that indebtedness. The subordinated debt securities will rank junior to all of our senior indebtedness and may rank equally with or senior to other subordinated indebtedness we may issue from time to time.
      We currently conduct our operations through both U.S. and foreign subsidiaries, and our operating income and cash flow are generated by our subsidiaries. As a result, cash we obtain from our subsidiaries is the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries.
      Neither indenture contains any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction or upon a change of control. The indentures also do not contain provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit rating for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.
Terms
      The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	whether and under what circumstances we will pay any additional amounts with respect to the debt securities;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any sinking fund or other provisions that would obligate us to redeem, purchase or repay the debt securities;

•	the denominations in which we will issue the debt securities if other than $1,000 and integral multiples of $1,000;

•	whether payments on the debt securities will be payable in foreign currency or currency unit or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities;

•	any terms for the conversion or exchange of the debt securities for other securities;

•	with respect to the subordinated indenture, any changes to the subordination provisions for the subordinated debt securities; and

•	any other terms of the debt securities not inconsistent with the applicable indenture.
      We may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If we sell these debt securities, we will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.
      If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.
Subordination
      Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. Unless we inform you otherwise in the prospectus supplement, we may not make any payment of principal of or any premium or interest on the subordinated debt securities if:

•	we fail to pay the principal, interest, premium or any other amounts on any Senior Debt when due; or

•	we default in performing any other covenant (a “covenant default”) on any Senior Debt that we have designated if the covenant default allows the holders of that Senior Debt to accelerate the maturity of the Senior Debt they hold.
      Unless we inform you otherwise in the prospectus supplement, a covenant default will prevent us from paying the subordinated debt securities only for up to 179 days after holders of the designated Senior Debt give the trustee for the subordinated debt securities notice of the covenant default.
      The subordination does not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.
      The subordinated indenture does not limit the amount of Senior Debt that we may incur. As a result of the subordination of the subordinated debt securities, if we become insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.
      Unless we inform you otherwise in the prospectus supplement, “Senior Debt” will mean all of our indebtedness, including guarantees, unless the indebtedness states that it is not senior to the subordinated debt securities or our other junior debt.
Consolidation, Merger and Sales of Assets
      The indentures generally permit a consolidation or merger involving us. They also permit us to sell, lease, convey, assign, transfer or otherwise dispose of all or substantially all of our assets. We have agreed, however, that we will not consolidate with or merge into any entity or sell, lease, convey, assign, transfer or dispose of all or substantially all of our assets to any entity unless:
           (1) either

•	we are the continuing entity, or

•	the resulting entity is organized under the laws of the United States, any state thereof, the District of Columbia, the Bahamas, Barbados, Bermuda, the British Virgin Islands, the Cayman Islands, any of the Channel Islands, France, any other member of the European Union or the Netherlands Antilles, and assumes by a supplemental indenture the due and punctual payments on the debt securities and the performance of our covenants and obligations under the indentures,

(2)	immediately after giving effect to the transaction, no default or event of default under the indentures has occurred and is continuing or would result from the transaction,

(3)	in the case of the second bullet point under clause (1) above, in the event that the resulting entity is organized in a jurisdiction other than the United States, any state thereof or the District of Columbia that is different from the jurisdiction in which the obligor on the debt securities was organized immediately before giving effect to the transaction:

•	such resulting entity delivers to the trustee an opinion of counsel stating that (a) the obligations of the resulting entity under the applicable indenture are enforceable under the laws of the new jurisdiction of its formation subject to customary exceptions and (b) the holders of the debt securities will not recognize any income, gain or loss for U.S. federal income tax purposes as a result of the transaction and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such transaction had not occurred,

•	the resulting entity agrees in writing to submit to New York jurisdiction and appoints an agent for the service of process in New York, each under terms satisfactory to the trustee, and

•	our board of directors or the comparable governing body of the resulting entity determines in good faith that such transaction will not adversely affect the interests of the holders of the debt securities in any material respect and a board resolution to that effect is delivered to the trustee.
      This covenant will not apply to any merger of another entity into us. Upon any transaction of the type described in and effected in accordance with this section, the resulting entity will succeed to and be substituted for and may exercise all of our rights and powers under the indenture and the debt securities with the same effect as if the resulting entity had been named as us in the indenture. In the case of any asset transfer or disposition other than a lease, when the resulting entity assumes all of our obligations and covenants under the applicable indenture and the debt securities, we will be relieved of all such obligations.
Events of Default
      Unless we inform you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	our failure to pay interest on any debt security of that series for 30 days when due;

•	our failure to pay principal of or any premium on any debt security of that series when due;

•	our failure to deposit any sinking fund payment for 30 days when due;

•	our failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of other series of debt securities) for 60 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;

•	specified events involving bankruptcy, insolvency or reorganization of us; and

•	any other event of default provided for that series of debt securities.
      A default under one series of debt securities will not necessarily be a default under any other series. If a default or event of default for any series of debt securities occurs, is continuing and is known to the trustee, the trustee will notify the holders of applicable debt securities within 90 days after it occurs. The trustee may withhold notice to the holders of the debt securities of any default or event of default, except in any payment on the debt securities, if the trustee in good faith determines that withholding notice is in the interests of the holders of those debt securities.
      If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization of our company occurs, the principal of and accrued and unpaid interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. At any time after a declaration of acceleration has been made, the holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement and its consequences.

      A holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default with respect to that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;

•	the trustee does not comply with the request within 60 days after receipt of the request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.
This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.
      In most cases, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless those holders have offered to the trustee indemnity satisfactory to it. Subject to this provision for indemnification, the holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) generally may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; or

•	exercising any trust or power conferred on the trustee relating to or arising as a result of an event of default.
If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of his own affairs.
      The indentures require us to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indentures and as to any default in performance.
Modification and Waiver
      We and the trustee may supplement or amend each indenture with the consent of the holders at least a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (voting as one class). Without the consent of the holder of each debt security affected, however, no modification may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on or with respect to the debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in the provision related to modification;

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security;

•	waive a continuing default or event of default regarding any payment on the debt securities; or

•	if applicable, make any change that materially and adversely affects the right to convert any debt security.
      We and the trustee may supplement or amend each indenture or waive any provision of that indenture without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for, or to add any guarantees of or obligors on, any series of debt securities;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture;

•	to add events of default with respect to any series of debt securities;

•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect; and

•	to establish the form or terms of any debt securities and to accept the appointment of a successor trustee, each as permitted under the indenture.
      The holders of a majority in principal amount of the outstanding debt securities of any series (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.
Defeasance and Discharge
      Defeasance. When we use the term defeasance, we mean discharge from some or all of our obligations under an indenture. If we deposit with the trustee under an indenture any combination of money or government securities sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to debt securities of that series (“legal defeasance”); or

•	we will no longer have any obligation to comply with specified restrictive covenants with respect to the debt securities of that series, the covenant described under “— Consolidation, Merger and Sales of Assets” and other specified covenants under the applicable indenture, and the related events of default will no longer apply (“covenant defeasance”).

      If a series of debt securities is defeased, the holders of the debt securities of that series will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold money for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities will also survive.
      Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes and that the holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.
      Under current U.S. federal income tax law, legal defeasance would likely be treated as a taxable exchange of debt securities to be defeased for interests in the defeasance trust. As a consequence, a United States holder would recognize gain or loss equal to the difference between the holder’s cost or other tax basis for the debt securities and the value of the holder’s interest in the defeasance trust, and thereafter would be required to include in income a share of the income, gain or loss of the defeasance trust. Under current U.S. federal income tax law, covenant defeasance would not be treated as a taxable exchange of such debt securities.
      Satisfaction and Discharge. In addition, an indenture will cease to be of further effect with respect to the debt securities of a series issued under that indenture, subject to exceptions relating to compensation and indemnity of the trustee under that indenture and repayment to us of excess money or government securities, when:

•	either

(a)	all outstanding debt securities of that series have been delivered to the trustee for cancellation; or

(b)	all outstanding debt securities of that series not delivered to the trustee for cancellation either:

•	have become due and payable,

•	will become due and payable at their stated maturity within one year, or

•	are to be called for redemption within one year; and

•	we have deposited with the trustee any combination of money or government securities in trust sufficient to pay the entire indebtedness on the debt securities of that series when due; and

•	we have paid all other sums payable by us with respect to the debt securities of that series.
Governing Law
      New York law will govern the indentures and the debt securities.
The Trustees
      JPMorgan Chase Bank is the trustee under the senior indenture. JPMorgan Chase Bank serves as trustee with respect to approximately $1.1 billion of our debt securities as of September 30, 2004. JPMorgan Chase Bank and its affiliates may perform certain commercial banking services for us from time to time for which they receive customary fees. We will name the trustee under the subordinated indenture in the applicable prospectus supplement.

      Each indenture contains limitations on the right of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee and its affiliates are permitted to engage in other transactions with us. If, however, the trustee acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the applicable indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.
Payment and Paying Agents
      Unless we inform you otherwise in a prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.
      Unless we inform you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.
      If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless we inform you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a Sunday or a day on which banking institutions in any of New York, New York; Houston, Texas or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.
      Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to us upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.
Form, Exchange, Registration and Transfer
      We will issue the debt securities in registered form, without interest coupons. Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent designated by us. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require payment of any transfer tax or similar governmental charge payable for that registration.
      We will appoint the trustee as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

      In the case of any redemption of debt securities of a series or any repurchase of debt securities of a series required under the terms of the series, we will not be required to register the transfer or exchange of:

•	any debt security of that series during a period beginning 15 business days prior to the mailing of the relevant notice of redemption or repurchase and ending on the close of business on the day of mailing of such notice; or

•	any debt security of that series that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.
Book-Entry Debt Securities
      We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

DESCRIPTION OF CAPITAL STOCK
      The following description of our common stock, preferred stock, certificate of incorporation and bylaws is a summary only and is subject to the complete text of our certificate of incorporation and bylaws and the rights agreement we have entered into with American Stock Transfer & Trust Company, as rights agent, which we have filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.
      Our authorized capital stock consists of 400,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share.
Common Stock
      The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election.
      Our common stock carries no preemptive or other subscription rights to purchase shares of our stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund. Holders of our common stock will be entitled to dividends in the amounts and at the times declared by our board of directors out of funds legally available for the payment of dividends.
      If we are liquidated, dissolved or wound up, the holders of our common stock will share pro rata in our assets after satisfaction of all of our liabilities and the prior rights of any outstanding class of our preferred stock.
Preferred Stock
      Our board of directors has the authority, without stockholder approval, to issue shares of preferred stock in one or more series and to fix the number of shares and terms of each series. The board may determine the designation and other terms of each series, including, among others:

•	dividend rights;

•	voting powers;

•	preemptive rights;

•	conversion rights;

•	redemption rights; and

•	liquidation preferences.
      The prospectus supplement relating to any series of preferred stock we are offering will include specific terms relating to the offering. We will file the form of the preferred stock with the SEC before we issue any of it, and you should read it for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the preferred stock;

•	the maximum number of shares of the series;

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

•	any liquidation preference;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock;

•	any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity;

•	any voting rights; and

•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.
      The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It also could affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.
      For purposes of the rights plan described below, our board of directors has designated 4,000,000 shares of preferred stock to constitute the Series A Junior Participating Preferred Stock. For a description of the rights plan, please read “— Stockholder Rights Plan.”
Anti-Takeover Provisions of Our Certificate of Incorporation and Bylaws
      Our certificate of incorporation and bylaws contain provisions that could delay or make more difficult the acquisition of control of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock.

Authorized but Unissued Stock
      We have 400,000,000 authorized shares of common stock and 50,000,000 authorized shares of preferred stock. One of the consequences of our authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of us. If, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in our best interest, the board could authorize the issuance of those shares without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.
      In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

•	exercise other rights designed to impede a takeover.

Stockholder Action by Written Consent; Special Meetings of Stockholders
      Our certificate of incorporation provides that no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be taken by written consent of stockholders in lieu of a meeting, and that special meetings of stockholders may be called only by the board of directors, the chairman of the board or the president. These provisions of the certificate of incorporation may only be amended or repealed by a vote of 80% of the voting power of our outstanding common stock.

Amendment of the Bylaws
      Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board of directors the power to adopt, amend and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may also adopt, amend or repeal our bylaws by a vote of a majority of the voting power of our outstanding voting stock.

Removal of Directors
      Directors may be removed with or without cause by a vote of a majority of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office or by the stockholders, and a director elected to fill a vacancy serves until the next annual meeting of stockholders.

Advance Notice Procedure for Director Nominations and Stockholder Proposals
      Our bylaws provide the manner in which stockholders may give notice of business to be brought before an annual meeting. In order for an item to be properly brought before the meeting by a stockholder, the stockholder must be a holder of record at the time of the giving of notice and must be entitled to vote at the annual meeting. The item to be brought before the meeting must be a proper subject for stockholder action, and the stockholder must have given timely advance written notice of the item. For notice to be timely, it must be delivered to, or mailed and received at, our principal office not less than 120 days prior to the scheduled annual meeting date (regardless of any postponements of the annual meeting to a later date). If the month and day of the scheduled annual meeting date differs by more than 30 days from the month and day of the previous year’s annual meeting, and if we give less than 100 days’ prior notice or public disclosure of the scheduled annual meeting date, then notice of an item to be brought before the annual meeting may be timely if it is delivered or received not later than the close of business on the 10th day following the earlier of notice to the stockholders or public disclosure of the scheduled annual meeting date.
      The notice must set forth, as to each item to be brought before the annual meeting, a description of the proposal and the reasons for conducting such business at the annual meeting, the name and address, as they appear on our books, of the stockholder proposing the item and any other stockholders known by the stockholder to be in favor of the proposal, the number of shares of each class or series of capital stock beneficially owned by the stockholder as of the date of the notice, and any material interest of the stockholder in the proposal.
      These procedures may limit the ability of stockholders to bring business before a stockholders meeting, including the nomination of directors and the consideration of any transaction that could result in a change in control and that may result in a premium to our stockholders.
Stockholder Rights Plan
      We have adopted a preferred share purchase rights plan. Under the plan, each share of our common stock will include one right to purchase preferred stock. The rights will separate from the common stock and become exercisable (1) ten days after public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% of our outstanding common stock or (2) ten business days following the start of a tender offer or exchange offer that would result in a person’s acquiring beneficial ownership of 15% of our outstanding common stock. A 15% beneficial owner is referred to as an “acquiring person” under the plan. The board of directors has taken action under the plan to increase the applicable percentage of beneficial stock ownership that triggers the plan, only as it applies to funds affiliated with First Reserve Corporation and First Reserve GP IX, Inc. and their affiliates, from 15% to 19%.
      Our board of directors can elect to delay the separation of the rights from the common stock beyond the ten-day periods referred to above. The plan also confers on our board the discretion to increase or decrease the level of ownership that causes a person to become an acquiring person. Until the rights are separately distributed, the rights will be evidenced by the common stock certificates and will be transferred with and only with the common stock certificates.
      After the rights are separately distributed, each right will entitle the holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock for a purchase price of $50. The rights will expire at the close of business on September 30, 2011, unless we redeem or exchange them earlier as described below.
      If a person becomes an acquiring person, the rights will become rights to purchase shares of our common stock for one-half the current market price, as defined in the rights agreement, of the common stock. This occurrence is referred to as a “flip-in event” under the plan. After any flip-in event, all rights that are beneficially owned by an acquiring person, or by certain related parties, will be null and void. Our board of directors has the power to decide that a particular tender or exchange offer for all outstanding shares of our common stock is fair to and otherwise in the best interests of our stockholders. If the board makes this determination, the purchase of shares under the offer will not be a flip-in event.
      If, after there is an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our assets, earning power or cash flow are sold or transferred, each holder of a right will have the right to purchase shares of the common stock of the acquiring company at a price of one-half the current market price of that stock. This occurrence is referred to as a “flip-over event” under the plan. An acquiring person will not be entitled to exercise its rights, which will have become void.
      Until ten days after the announcement that a person has become an acquiring person, our board of directors may decide to redeem the rights at a price of $.01 per right, payable in cash, shares of our common stock or other consideration. The rights will not be exercisable after a flip-in event until the rights are no longer redeemable.
      At any time after a flip-in event and prior to either a person’s becoming the beneficial owner of 50% or more of the shares of our common stock or a flip-over event, our board of directors may decide to exchange the rights for shares of our common stock on a one-for-one basis. Rights owned by an acquiring person, which will have become void, will not be exchanged.
      Other than provisions relating to the redemption price of the rights, the rights agreement may be amended by our board of directors at any time that the rights are redeemable. Thereafter, the provisions of the rights agreement other than the redemption price may be amended by the board of directors to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement. No amendment to lengthen the time period for redemption may be made if the rights are not redeemable at that time.
      The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us even if the acquisition may be favorable to the interests of our stockholders. Because the board of directors can redeem the rights or approve a tender or exchange offer, the rights should not interfere with a merger or other business combination approved by the board.

Limitation of Liability of Officers and Directors
      Our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability:

•	for any breach of the duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for unlawful payment of a dividend or unlawful stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.
      As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.
Delaware Anti-Takeover Law
      We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
      Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.
      Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period.

DESCRIPTION OF WARRANTS
      We may issue warrants to purchase any combination of debt securities, common stock, preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.
      The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable upon exercise of the warrants, and procedures by which those numbers may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time; and

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.
PLAN OF DISTRIBUTION
      We may sell the securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers or (c) through agents. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities from us and, if the purchase price is not payable in U.S. dollars, the currency or composite currency in which the purchase price is payable;

•	the net proceeds to us from the sale of securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers
      If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.
      During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.
      If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.
Direct Sales and Sales Through Agents
      We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.
      We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.
Delayed Delivery Contracts
      If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.
Remarketing
      We may offer and sell any of the securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise, by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

Derivative Transactions
      We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in these sale transactions will be underwriters and will be identified in the applicable prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus forms a part.
General Information
      We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.
LEGAL OPINIONS
      Certain legal matters in connection with this offering will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.
EXPERTS
      The financial statements incorporated in this prospectus by reference to the audited historical financial statements included as exhibit 99.1 to Pride International, Inc.’s Current Report on Form 8-K dated August 10, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm (which contains (1) an explanatory paragraph that Pride has changed its policies for consolidation of variable interest entities and for presentation of gains and losses on debt retirement and, in 2002, changed the manner in which it accounts for goodwill and (2) an explanatory paragraph that Pride has restated its segment information set forth in note 15 to reflect its segments on a basis consistent with its current operating organization), given on the authority of said firm as experts in auditing and accounting.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      With respect to the unaudited interim consolidated financial information of Pride International, Inc. for the three-month periods ended March 31, 2004 and 2003, the three-month and six-month periods ended June 30, 2004 and 2003 and the three-month and nine-month periods ended September 30, 2004 and 2003 incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 10, 2004, August 6, 2004 and November 2, 2004 incorporated by reference herein state that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim consolidated financial information because such reports are not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION
      We file reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
      This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Web site.
      We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all the securities:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2003;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	our current reports on Form 8-K filed with the SEC on January 12, 2004, April 13, 2004, June 15, 2004, June 23, 2004, June 29, 2004, July 13, 2004, August 10, 2004, September 9, 2004, September 10, 2004 and October 14, 2004, in each case other than information furnished under Item 9 or 12 (prior to August 23, 2004) or Item 2.02 or 7.01 (after August 23, 2004) of Form 8-K; and

•	the description of our common stock (including the related preferred share purchase rights) contained in our current report on Form 8-K filed with the SEC on September 28, 2001, as we may update that description from time to time.
      You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057

Attention:	W. Gregory Looser

Vice President, General Counsel and Secretary
Telephone: (713) 789-1400

5,976,251 Shares
Pride International, Inc.
Common Stock

Prospectus Supplement
May 18, 2005

Lehman Brothers